September 2008 Pricing Sheet dated September 29, 2008 relating to Preliminary Pricing Supplement No. 791 dated September 25, 2008 Registration Statement No. 333-131266 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S

Trigger Securities Based on the Closing Price of Shares of the SPDR Gold Trust due November 10, 2009
PRICING TERMS – SEPTEMBER 29, 2008
Issuer:	Morgan Stanley
Maturity date:	November 10, 2009
Underlying shares:	Shares of the SPDR Gold Trust
Aggregate principal amount:	$3,000,000
Payment at maturity:	If the final share price is greater than the initial share price,
$10 + upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price, but the share closing price has not decreased to or below the trigger level on any day during the observation period,
$10
If the final share price is less than or equal to the initial share price and the share closing price has decreased to or below the trigger level on any day during the observation period,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10, which may result in a loss of some or all of your investment.
Upside payment:	$10 x participation rate x share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$90.59
Trigger level:	$58.8835, which is equal to 65% of the initial share price.
Observation period:
Each trading day on which there is no market disruption event with respect to the underlying shares from and including the trading day immediately following the pricing date to and including the valuation date

Final share price:	The closing price of one underlying share times the adjustment factor, each as determined on the valuation date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:	November 6, 2009, subject to adjustment for certain market disruption events
Participation rate:	100%
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$13.90 per Trigger Security (139% of the stated principal amount)
Stated principal amount:	$10 per Trigger Security
Issue price:	$10 per Trigger Security
Pricing date:	September 29, 2008
Original issue date:	October 6, 2008 (5 business days after the pricing date)
CUSIP:	617483672
Listing:	The Trigger Securities will not be listed on any securities exchange
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Trigger Security	$10	$0.10	$9.90
Total	$3,000,000	$30,000	$2,970,000

(1)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 791 dated September 25, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.